PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

November 2, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Mark Cowan

Re:	Dreyfus Institutional Preferred Money Market Funds

(Registration Nos: 333-26513 and 811-08211)

Ladies and Gentlemen:

On behalf of Dreyfus Institutional Preferred Government Plus Money Market Fund (the "Fund"), a series of Dreyfus Institutional Preferred Money Market Funds (the "Registrant"), on or about November 6, 2020, the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 53 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 52 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on September 4, 2020 for the purpose of adopting a multiple class structure for the Fund pursuant to which existing Fund shares would be designated as Institutional shares and the Fund would offer a new class of shares to be designated as SL shares

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff on October 19, 2020. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please update both classes' tickers when available.

Response: SL shares class ticker will be updated when the Amendment is filed. Institutional shares do not have a class ticker.

2.	Staff Comment: Please consider comments made by the Staff with respect to one share class as applicable to the other share class, where relevant.

Response: We have considered comments made by the Staff with respect to one share class as applicable to the other share class, where relevant.

Prospectus

Institutional Shares

Fund Summary—Principal Risks

3.	Staff Comment: Please update "Interest rate risk" in light of the impact of COVID-19. Please disclose that interest rates are at historic lows and the impact of those rates on the Fund's investments in government securities. Please also discuss briefly here, and in more detail in Item 9 of Form N-1A, the Federal Reserve's actions (e.g. asset/bond buyback programs) and other stimulus programs implemented because of the pandemic.

Response: The disclosure will be updated in the Amendment as follows:

Interest rate risk. This risk refers to the decline in the prices of fixed-income securities that may accompany a rise in the overall level of interest rates. A sharp and unexpected rise in interest rates could impair the fund's ability to maintain a stable net asset value. Very low or negative interest rates may magnify interest rate risk. In addition, a low interest rate environment may prevent the fund from providing a positive yield or paying fund expenses out of fund assets and could impair the fund's ability to maintain a stable net asset value. Interest rates in the United States currently are at or near historic lows due to market forces and actions of the Board of Governors of the Federal Reserve System in the U.S., primarily in response to the COVID-19 pandemic and resultant market disruptions. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from fund performance.

4.	Staff Comment: The disclosure in "Market risk" in Principal Risks describes COVID-19. Please explain to the Staff why a brief summary is not included here.

Response: The disclosure will be updated in the Amendment as follows, with the last sentence only being included in Fund Details—Investment Risks: "Market risk. The value of the securities in which the fund invests may be affected by political, regulatory, economic and social developments.  Events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the fund and its investments. Recent examples include pandemic risks related to COVID-19 and aggressive measures taken world-wide in response by governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines of large populations, and by businesses, including changes to operations and reducing staff. The COVID-19 pandemic has had, and any other outbreak of an infectious disease or other serious public health concern could have, a significant negative impact on economic and market conditions and could trigger a prolonged period of global economic slowdown.

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Fund Summary—Payments to Broker-Dealers and Other Financial Intermediaries

5.	Staff Comment: Is the disclosure in Payments to Broker-Dealers and Other Financial Intermediaries still relevant considering the Fund's Institutional shares are designed for funds in the BNY Mellon Family of Funds and BNY Mellon Funds Trust for the investment of their excess cash and the Fund's Institutional shares are not offered to any other investors?

Response: The disclosure will be revised accordingly in the Amendment.

Fund Details—Goal and Approach

6.	Staff Comment: Please disclose that shareholders will be given 60 days' notice prior to any change in the Fund's 80% policy. Please also include disclosure required by Item 9(a) to Form N-1A as to whether the Fund's investment objective can be changes without shareholder approval.

Response: The following disclosure will be added to the Amendment: "The fund's policy with respect to the investment of at least 80% of its net assets may be changed by the fund's board upon 60 days' prior notice to shareholders." The Fund's investment objective is a fundamental policy which cannot be changed without shareholder approval; accordingly, no additional disclosure will be added.

Prospectus

SL Shares

Fund Summary—Performance

7.	Staff Comment: The second and third sentences of the first paragraph state: "The bar chart shows changes in the performance of the fund's SL shares from year to year. The table shows the average annual total returns of the fund's SL shares over time." Please change the references from "SL shares" to "Institutional shares," as the performance of Institutional shares is shown in the bar chart and table below.

Additionally, the first sentence of the second paragraph states: "The historical performance of the fund's Institutional shares, which are not offered in this prospectus, is used to calculate the performance of the fund's SL shares shown in the bar chart and table." Please delete the reference to the bar chart and table, for the reasoning stated above.

Response: The Amendment will be revised as follows:

The following bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the performance of the fund's ~~SL~~ Institutional shares from year to year. The table shows the average annual total returns of the fund's ~~SL~~ Institutional shares over time. The fund's past performance is not necessarily an indication of how the fund will perform in the future. More recent performance information may be available at www.dreyfus.com.

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The historical performance of the fund's Institutional shares, which are not offered in this prospectus, is ~~used to calculate the performance of the fund's SL shares shown in the bar chart and table. Since~~ shown since SL shares are new~~,~~ and past performance information is not available for SL shares as of the date of this prospectus. ~~Such performance figures have not been adjusted to reflect applicable class expenses; if such expenses had been reflected, the performance shown for SL shares would have been lower.~~ Each share class is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes have different expenses. Accordingly, the performance for SL shares would have been lower.

Statement of Additional Information

Additional Information about Investments, Investment Techniques and Risks—Borrowing Money—Money Market Fund Material Events—Financial Support Provided to Money Market Funds

8.	Staff Comment: Please confirm that all the disclosure required by Item 16(g)(2) of Form N-1A regarding financial support provided to the Fund is included in Financial Support Provided to Money Market Funds. Please note that Item 16(g)(2) disclosure should include any information that is required by Items C.1, C.2, C.3, C.4, C.5, C.6 and C.7 of Form N-CR per Instruction 3 to Item 16(g)(2).

Response: All the disclosure required by Item 16(g)(2) of Form N-1A regarding financial support provided to the Fund is included in Financial Support Provided to Money Market Fund.

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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3379 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Jeff Prusnofsky

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